UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D/A


                    Under the Securities Exchange Act of 1934


                             FLEXWEIGHT CORPORATION
                             ----------------------
                                (Name of Issuer)

                          Common Stock, par value $0.10
                          -----------------------------
                         (Title of Class of Securities)


                                   339385 20 5
                                   -----------
                                   (CUSIP No.)


                                 Walter Sanders
                                 915 North Wells
                             Wendover, Nevada, 89883
                                 (702) 664-3484
                             -----------------------
(Name,  address and telephone number of person authorized to receive notices and communications)


                                  May 13, 1998
                                  ------------
             (Date of Event which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).



Check the following box if a fee is being paid with the statement ( ).

                                  SCHEDULE 13D

CUSIP No. 339385-20-5                                          Page 2 of 8 Pages

________________________________________________________________________________

1)       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Hudson Consulting Group, Inc.
________________________________________________________________________________

2)       CHECK THE APPROPRIATE BOX IF EITHER IS A MEMBER OF A GROUP     (A)  ( )
                                                                        (B)  ( )
________________________________________________________________________________

3)       SEC USE ONLY
________________________________________________________________________________

4)       SOURCE OF FUNDS
         OO
________________________________________________________________________________

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e). [ ]
________________________________________________________________________________

6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         Incorporated in Nevada
________________________________________________________________________________

                           7)       SOLE VOTING POWER         1,510,563
NUMBER OF                  _____________________________________________________
SHARES
BENEFICIALLY               8)       SHARED VOTING POWER       10,060
OWNED BY                   _____________________________________________________
EACH
REPORTING                  9)       SOLE DISPOSITIVE POWER    1,510,563
PERSON WITH                _____________________________________________________

                           10)      SHARED DISPOSITIVE POWER  10,060
________________________________________________________________________________

11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         Hudson - 1,510,563
________________________________________________________________________________

12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (  )
________________________________________________________________________________


13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         9.56%
________________________________________________________________________________


14)      TYPE OF REPORTING PERSON
         CO
________________________________________________________________________________

                                  SCHEDULE 13D

CUSIP No. 339385-20-5                                          Page 3 of 8 Pages

________________________________________________________________________________

1)       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Oasis International Hotel & Casino, Inc.
________________________________________________________________________________

2)       CHECK THE APPROPRIATE BOX IF EITHER IS A MEMBER OF A GROUP     (A)  ( )
                                                                        (B)  ( )
________________________________________________________________________________

3)       SEC USE ONLY
________________________________________________________________________________

4)       SOURCE OF FUNDS
         OO
________________________________________________________________________________

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e). [ ]
________________________________________________________________________________

6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         Incorporated in Nevada
________________________________________________________________________________

                           7)       SOLE VOTING POWER         10,060
NUMBER OF                  _____________________________________________________
SHARES
BENEFICIALLY               8)       SHARED VOTING POWER       1,510,563
OWNED BY                   _____________________________________________________
EACH
REPORTING                  9)       SOLE DISPOSITIVE POWER    10,060
PERSON WITH                _____________________________________________________

                           10)      SHARED DISPOSITIVE POWER  1,510,563
________________________________________________________________________________

11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         Oasis International Hotel & Casino, Inc. - 10,060
________________________________________________________________________________

12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (  )
________________________________________________________________________________


13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.06%
________________________________________________________________________________


14)      TYPE OF REPORTING PERSON
         CO
________________________________________________________________________________

                                  SCHEDULE 13D
CUSIP No. 339385-20-5                                          Page 4 of 8 Pages

________________________________________________________________________________

1)       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Richard D. Surber
________________________________________________________________________________

2)       CHECK THE APPROPRIATE BOX IF EITHER IS A MEMBER OF A GROUP     (A)  ( )
                                                                        (B)  ( )
________________________________________________________________________________

3)       SEC USE ONLY
________________________________________________________________________________

4)       SOURCE OF FUNDS
         OO
________________________________________________________________________________

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e). [ ]
________________________________________________________________________________

6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         Utah
________________________________________________________________________________

                           7)       SOLE VOTING POWER         45,000
NUMBER OF                  _____________________________________________________
SHARES
BENEFICIALLY               8)       SHARED VOTING POWER       1,520,623
OWNED BY                   _____________________________________________________
EACH
REPORTING                  9)       SOLE DISPOSITIVE POWER    45,000
PERSON WITH                _____________________________________________________

                           10)      SHARED DISPOSITIVE POWER  1,520,623
________________________________________________________________________________

11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         Surber - 45,000
________________________________________________________________________________

12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (  )
________________________________________________________________________________


13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.28%
________________________________________________________________________________


14)      TYPE OF REPORTING PERSON
         IN

Item 1.  Security and Issuer

This schedule relates to the common stock, par value $0.10 per share, of Flexweight Corporation ("Common Stock"). Flexweight Corporation is a Kansas corporation with principal executive offices at 915 North Wells, Wendover, Nevada 89883. ("Issuer").

Item 2.  Identity and Background

(a) This statement is filed by Hudson Consulting Group, Inc. ("Hudson"), Oasis International Hotel & Casino, Inc. ("Oasis"), and Richard D. Surber ("Surber").

(b) The principal address for Hudson Consulting Group, Inc. is 268 West 400 South, Suite 300, Salt Lake City, Utah 84101. The principal address for Oasis International Hotel & Casino, Inc. is 268 West 400 South, Suite 300, Salt Lake City, Utah 84101. The business address for Richard D. Surber is 268 West 400 South, Suite 300, Salt Lake City, Utah 84101.

(c) Hudson is a financial consulting firm. Oasis owns and manages real estate. Surber is the President of both Hudson and Oasis.

(d) Hudson has not been convicted in a criminal proceeding during the last five years. Oasis has not been convicted in a criminal proceeding during the last five years. Surber has not been convicted in a criminal proceeding during the last five years.

(e) During the last five years, Hudson has not, Oasis has not and Surber has not been a party to a civil proceeding that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Hudson is a Nevada Corporation. Oasis is a Nevada Corporation. Surber is an individual resident of Utah.

Item 3.  Source and Amount of Funds or Other Consideration

Hudson:

         On May 4, 1998, Hudson received 349,000 shares of common stock of the Issuer pursuant for services rendered in facilitating the Reorganization Agreement between Oasis Hotel Resort & Casino -III, Inc. and the Issuer.

         On June 25, 1998, Hudson received 2,500 shares of common stock of the Issuer pursuant to a Consulting Agreement whereby Issuer issued 2,500 shares of it's $0.10 par value common stock as a fee for the performance of services of Hudson.

         On June 25, 1998, Hudson received 11,380 shares of common stock of the Issuer pursuant to a Consulting Agreement whereby Issuer issued 11,380 shares of it's $0.10 par value common stock as a fee for the performance of services of Hudson.

         On August 26, 1998, Hudson received 1,000 shares of common stock of the Issuer in payment of a debt owed to it by a third party, for a price and upon terms agreed by the parties.

         On August 28, 1998, Hudson received 6,109 shares of common stock of the Issuer in payment of a debt owed to it by a third party, for a price and upon terms agreed by the parties.

         On September 1, 1998, Hudson received 1,000 shares of common stock of the Issuer in payment of a debt owed to Hudson by a third party, for a price and upon terms agreed by the parties.

         On September 11, 1998, Hudson received 650,000 shares of common stock of the Issuer as compensation for work and services provided on the asset acquisition of the Issuer with NuOASIS International, Inc. ("NuOASIS"). The Issuer issued 650,000 shares of its' $0.10 par value common stock as a partial payment for the work and services performed by Hudson in the consummation of the asset acquisition with NuOasis.

         On September 15, 1998, Hudson received 550,000 shares of common stock of the Issuer in payment for work and services provided on the asset acquisition of the Issuer with NuOASIS. The Issuer issued 550,000 shares of its' $0.10 par value common stock as a partial payment for the work and service performed by Hudson in the consummation of the asset acquisition with NuOASIS.

         On September 16, 1998, Hudson received an additional 300,000 shares of common stock of the Issuer in final payment for work and services provided on the asset acquisition of the Issuer with NuOASIS. The Issuer issued the 300,000 shares of its $0.10 par value stock as payment in full for services rendered on the asset acquisition agreement.

Oasis:

         On May 13, 1998, Oasis received 1,000,000 shares of common stock of the Issuer pursuant to a Real Estate Purchase Agreement whereby Issuer issued 1,000,000 shares of it's $.10 par value common stock as a down payment for the purchase of 18.289 acres of real estate.

          On May 1, 1998, Oasis received 250,000 shares of Issuer's common stock to a Reorganization Organization whereby the Issuer issued 250,000 shares bearing a Rule 144 restrictive legend of the $0.10 par value common stock of Issuer in exchange for 250,000 shares of Oasis Hotel Resort & Casino -III, Inc.

Surber:

         On September 15, 1998, Surber received 45,000 shares of common stock of the Issuers pursuant to an Addendum to the Issuer's Consulting Agreement with Hudson. Surber received the shares from the Issuer for services he performed in conjunction with Hudson.

Item 4.  Purpose of Transaction

Hudson:

         The purpose of the transactions was to obtain payment for consulting services and work performed by Hudson for the benefit and assistance to the Issuer.

Oasis:

         The purpose of the transaction was to make a downpayment on the purchase of a certain tract of real estate which Oasis had agreed to sell to Oasis Hotel, Resort & Casino III, Inc. (For more information on this transaction see "Item. 2 Management Discussion and Analysis" in the Issuer's Form 10-QSB/A-1 filed July 17, 1998. The Issuer's Form 10-QSB/A-1 for the quarter ended May 31,1998, is hereby incorporated by this reference into this Form 13D.)

Surber:

         Pursuant to an Addendum to the Issuer's Consulting Agreement with Hudson, Hudson waived 45,000 shares owed to it in favor of Mr. Surber for services Mr. Surber performed for the Issuer.

Item 5.  Interest in Securities of the Issuer


(a) The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by Hudson is 1,510,523 shares or 9.56% of the Issuers issued and outstanding shares as of September 16, 1998, reported to be 15,802,987 by the Issuer.

The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by Oasis is 10,060 shares or .06% of the Issuers issued and outstanding shares as of September 16, 1998, reported to be 15,802,987 by the Issuer.

The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by Richard D. Surber is 45,000 shares or 0.28% of the Issuers issued and outstanding shares as of September 16, 1998, reported to be 15,802,987 by the Issuer.


(b) Hudson may be deemed to share its right to vote or direct the vote or dispose or direct the disposition of the 1,510,523 shares with Richard D. Surber and Oasis because Mr. Surber is the president and director of both Hudson and Oasis.

Oasis may be deemed to share its right to vote or direct the vote or dispose or direct the disposition of the 10,060 shares with Richard D. Surber and Oasis because Mr. Surber is the president and director of both Oasis and Hudson. . Surber has the sole power to vote or direct the vote and to dispose or direct the disposition of the 45,000 shares. He does not share his right to vote or direct the vote or dispose or direct the disposition of the 45,000 shares.

(c)      i)  (1)Hudson.;  (2) July 15,  1998;  (3)  1,326;  (4)  title to a 1991
         Voyager; (5) transferred in a private transaction on terms agreed upon by the parties.

         ii) (1)  Hudson;  (2)  September  9, 1998;  (3) 2,000;  (4) $1.00;  (5)
         Charitable Contribution.

         iii) (1)  Hudson;  (2) June 2, 1998;  (3) 50,000;  (4) $1.00;  (5) in a
         private transaction in settlement of obligations between the parties.

         iv) (1) Hudson; (2) July 23, 1998; (3) 175,000; (4) $1.00; (5) in three private transactions on terms and prices agreed upon by the parties.

         v) (1) Hudson;  (2) September 3, 1998; (3) 12,600;  (4) $6.89; (5) sale through a broker.  vi) (1) Hudson;  (2) June 2, 1998;  (3) 69,500;  (4)
         $1.00; (5) in a private transaction on terms and price agreed upon by the parties.

         vii) (1) Hudson; (2) August 6, 1998; (3) 50,000; (4) $1.00; (5) payment of consulting fees in a private transaction on terms and price as agreed upon between the parties.

         viii)  (1)  Oasis;  (2) May 13,  1998;  (3)  391,520;  (4)  $1.00;  (5)
         transferred in a private transaction on terms agreed upon by the parties.

         ix) (1)  Oasis;  (2)  June  10,  1998;  (3)  608,480;  (4)  $1.00;  (5)
         transferred in a private transaction on terms agreed upon by the parties

         x) (1) Oasis; (2) July 16, 1998; (3) 30,000;  (4) $0.10; (5) payment of consulting fees in a private transaction on terms agreed upon by the parties

         xi) (1) Oasis; (2) June 29, 1998; (3) 40,000; (4) $0.10; (5) payment of consulting fees in two private transactions on terms agreed upon by the parties

         xii) (1) Oasis;  (2)  August 5,  1998;  (3)  148,349;  (4)  $0.10;  (5)
         transferred in a private transaction on terms agreed upon by the parties

         xiii) (1) Oasis; (2) August 20, 1998, 1998; (3) 21,591;  (4) title to a
         1990 Geo Tracker and gemstone jewelry; (5) transferred in a private transaction on terms agreed upon by the parties


(d) No person aside from the reporting person listed herein has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to the Consulting Agreement between Hudson and the Issuer, Hudson and the Issuer have agreed to terminate the Consulting Agreement upon closing on the Asset Purchase Agreement between the Issuer and NuOASIS. All shares under the Consulting Agreement have been fully paid at the time of this filing.

There are no agreements with regard to Oasis or Mr. Surber for payment or receipt of any additional shares of the Issuer.

Item 7. Material to Be Filed as Exhibits.

         Consulting Agreement between the Issuer and Hudson dated July 18, 1998, including exhibit and addendums.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 17, 1998


/s/ Richard Surber                          /s/ Richard Surber
------------------                          ------------------
Richard D. Surber, as President of          Richard D. Surber, as President of
Oasis International Hotel & Casino, Inc.    Hudson Consulting Group, Inc.


/s/ Richard Surber
------------------
Richard D. Surber, individually

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1061).